UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

Nathan Kroeker
Interim Chief Financial Officer
Eos Energy Enterprises, Inc.
3920 Park Avenue
Edison, New Jersey 08820

Re: Eos Energy Enterprises, Inc.
Form 10-K for the Year Ended December 31, 2025
File No. 001-39291

Dear Nathan Kroeker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Silberman